Molecular Pharmacology (USA) Limited
Drug Discovery Center, 284 Oxford Street, Leederville 6007 Perth, Western Australia

June 8, 2009

BY FAX & EDGAR

Attention: Tabatha Akins, Mary Mast, and Jim Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 0405

Dear Ms. Akins, Ms. Mast, and Mr. Rosenberg,

    Re:     Molecular Pharmacology (USA) Limited ("Molecular" or the "Company")
                Form 10-KSB for the Fiscal Year Ended June 30, 2008 - File No. 000-50156

We confirm receipt of your letter dated March 24, 2009, which provided your comments on our Form 10-KSB filed for the fiscal year ended June 30, 2008 ("Form 10-KSB"). We have responded using the same reference numbers and heading references as in your letter to reply as follows:

Financial Statements

1. Amended Financial Statements. As requested, the Company has revised its financial statements to include audited statements of income, cash flows ans stockholders' equity for two full 12 month periods: the year ended June 30, 2008 and the year ended October 31, 2006. The eight month period ended June 30, 2007 also remains as we believe it is information our stockholders may wish to have. We note Rule 3-06 of Reg. S-X allows a nine to twelve month fiscal period as satisfaction of this requirement but not an eight months period.

Report of Independent Registered Public Accounting Firm, page 15

2. Audit opinion letter. The Company requested and received a waiver from the Securities and Exchange Commission on June 2, 2009 from the requirement that an audit opinion be provided for the period from the date of inception forward. The Company has revised its financial statements to specifically note that the amounts for the period from the date of inception on 14 July 2004 to 30 June 2008 are unaudited.

3. Use of a Canadian resident audit firm. The Company engaged its Canadian auditors, James Stafford, Chartered Accountants, when its head office, bank accounts, and a number of its prior directors and officers were located in Vancouver, British Columbia and all the Company's bank account was located in Canada. The majority, if not all, of the Company's shareholders were also located in Canada at that time. This engagement occurred shortly after the Company's acquisition of Molecular Pharmacology Limited in August 2005. Outside accounting services were also being provided at that time in British Columbia.

Currently, the Company's directors, officers, majority shareholder and assets are all located in Perth, Australia. There are only two audit firms in Perth, Australia registered with the US Public Company Accounting Oversight Board ("PCAOB"): RLF Bentleys Audit & Corporate Pty Ltd and BDO Kendalls Audit & Assurance (WA) Pty Ltd. Molecular Pharmacology Limited used BDO which at the time of the acquisition was not registered with PCAOB or at least we were not aware of their registration with PCAOB. Both PCAOB registered firms in Perth are prohibitively expensive for a company of our size. In our opinion it seems appropriate to keep engaging James Stafford, Chartered Accountants, given that we would be looking at a PCAOB registered audit firm outside of Perth and we already have a pre-existing client relationship with this audit firm. We believe unnecessarily changing audit firms provides a negative signal to the market about a company.

James Stafford, Chartered Accountants, are registered with PCAOB and the Canadian Public Accountability Board and are subject to the rules, quality controls, reviews and oversight of both organizations. They are 100% independent from the Company and have provided professional audit services at a competitive price. James Stafford, Chartered Accountants, complete their audit procedures related to the financial statements of the Company without reliance on other auditors.

Item 8A. Controls and Procedures, page 35

(b) Internal control over financial reporting, page 35

Management's annual report on internal control over financial reporting, page 35

4. Management's conclusion re: effectiveness of internal control. We have added the following line to the last paragraph in this section: "Further, Management concludes that Molecular USA's internal control over financial reporting has no material weaknesses." This paragraph already contained a statement "the disclosure controls are effective providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared".

Acknowledgment of Company

The Company acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing. And the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the enclosed in order.

Yours Truly,

MOLECULAR PHARMACOLOGY (USA) LIMITED

/s/ Jeffrey D. Edwards

Per:
        Jeffrey D. Edwards

c. Molecular Pharmacology Limited
Pharmanet Group Limited
James Stafford, Chartered Accountants